As filed with the Securities and Exchange Commission on October 24, 2000 Registration No. 000-31143
-----------------------------------------------------------------------------

                    U.S. Securities and Exchange Commission
                            Washington, D.C. 20549


                              Form 10-SB/A


       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
        BUSINESS  ISSUERS  Under  Section  12(b)  or (g) of the
                  Securities Exchange Act of 1934


                                GAVELLA CORP.
               (Name of Small Business Issuer in Its Charter)


           Delaware                                           22-3742159
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                           Identification No.)



  215 West Main Street, Maple Shade, New Jersey                       08052
(Address of Principal Executive Offices)                           (Zip Code)



                                 (856) 667-0600
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

General
--------

Gavella Corp. ("Gavella" or the "Company") was incorporated on June 21, 2000 in the State of Delaware as a wholly owned subsidiary of Apta Holdings, Inc. ("Apta"). On August 7, 2000, APTA transferred all of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc. to Gavella in exchange for 2,000,000 shares of $.001 par value Gavella common stock. Spring Village Holdings, Inc. owns an 80% controlling interest in SVG Properties, L.P., a New Jersey limited partnership (the "Partnership"). The Partnership owns a 124 unit apartment complex. The transfer of Spring Village Holdings, Inc. to Gavella was due to a decision by Apta's Board of Directors to separate the finance business and the real estate business into two separate corporations. The Apta Board of Directors has also authorized that the Apta shareholders will receive one share of Gavella for each share of Apta owned by the shareholders of record as of a date to be determined by Apta's Board of Directors. It is anticipated that Apta will retain approximately 24% of the Gavella shares after the spin-off. The chart below depicts the Company's corporate structure:

                         ------------------
                        |   Gavella Corp.  |
                         ------------------
                                100%
                                 |
                    -----------------------------
                   | Spring Village Holdings, Inc.|
                    -----------------------------
                                 |
                                 |
                                 80%
                       ----------------------
                      | SVG Properties, L.P. |
                       ----------------------


The only asset to be acquired by Gavella is Apta's wholly owned real estate subsidiary, Spring Village Holdings, Inc. ("Spring Village"). The following discussion of the business of the Company includes the business of Spring Village Holdings, Inc.

The Company is currently engaged in one line of business; owning and operating income producing real estate.

On December 31, 1995, Spring Village Holdings, Inc. acquired, for $50,000, an 80% controlling interest in a 124 unit apartment complex located in Sharon Hill, Pennsylvania. The Partnership secured bridge financing to make certain improvements needed to refinance the property. Upon completion of the improvements, rents, occupancy and net cash flow increased and the property was successfully refinanced on September 19, 1997. Subsequent to the refinancing, the Partnership has used its positive operating cash flow to reduce debt.

The consolidated financial statements include the accounts of Gavella Corp. and its wholly owned subsidiary, Spring Village Holdings, Inc. Spring Village Holdings, Inc. is the sole general partner of SVG Properties, L.P. and completely controls the partnership. Accordingly, the accounts of Spring Village Holdings, Inc. include its 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.

For financial reporting purposes, the assets, liabilities, results of operations and cash flows of the partnership are included in the Company's consolidated financial statements. The outside investors' limited partnership interests have been reflected as minority interests.

The Company has had a history of losses and as of June 30, 2000 reported an accumulated deficit of $281,006. The Company has generated a positive cash flow from operations in the last two years, and anticipates breakeven net cash flow after all scheduled debt service in 2000. There can be no assurance that the Company will be successful in its efforts to generate sufficient cash flow to meet its scheduled debt service or other cash requirements.

The Company intends to utilize its contacts and business expertise to locate and acquire additional properties, primarily apartments, preferably those that are undervalued or which can be acquired at less than fair value due to the financial difficulties of their owners. There is no assurance that such properties can be obtained under terms and conditions that are favorable to the Company.

Real Estate Operations
-----------------------

On December 31, 1995, Spring Village Holdings, Inc., the Company's wholly owned subsidiary, acquired a 4.5% general partnership interest and a 75.5% limited partnership interest (80% total) in SVG Properties, L.P. which owns the Spring Village Apartments complex in Sharon Hill, Pennsylvania from Harry
J. Santoro and companies affiliated with him (Santoro), the Company's President, for $50,000. The table below summarizes the ownership of SVG Properties, L.P. before and after the purchase:

                                      Ownership of
                                    equity interest in
                                   SVG Properties, L.P.        Type of
                                   % Before    % After        Ownership
                                   --------------------      -----------
Spring Village Holdings, Inc.        0           4.5           General
Spring Village Holdings, Inc.        0          75.5           Limited
Unrelated limited partners          20.0        20.0           Limited
H. James Santoro, Inc.               4.5         0             General
H. James Santoro, Inc.              16.5         0             Limited
HJS Venture Capital Co., Inc.       44.0         0             Limited
Harry J. Santoro                    15.0         0             Limited
                                   ------      -----
                                   100.0       100.0

Spring Village Holdings, Inc. was the wholly owned subsidiary of Apta Corp. prior to the transfer to Gavella Corp. on August 7, 2000.

H. James Santoro, Inc. and HJS Venture Capital Co., Inc. are 100% owned by Harry J. Santoro, President of the Company.

SVG Properties, L.P. is a limited partnership organized under the laws of the State of New Jersey on May 12, 1987. In 1987 the Partnership acquired for $2,450,000 the Mill Spring Apartments (subsequently renamed the Spring Village Apartments). At the time of the acquisition the property was severely in need of rehabilitation. The Partnership invested over $1,000,000 into the property using capital contributed by nine limited partners and the net proceeds from a $3,250,000 mortgage guaranteed by the Federal Housing Administration. Though the physical aspects and the net income of the property were significantly improved, the net income from operations was not sufficient to make the principal and interest payments due on the first mortgage. The Partnership attributes this to the high effective interest rate on the mortgage of 10 1/2%, plus 1/2% for insurance. In January, 1992, the Partnership defaulted on its mortgage. In August, 1992, Santoro acquired a controlling interest in the Partnership, along with other assets, in exchange for $125,000. At the time of the acquisition in 1992, Mr. Santoro owned a 7.14% limited partnership interest in SVG Properties, L.P. Mr. Santoro also was the chief executive officer and a 16.7% owner of Santoro, VanDervort & Gordon, Inc., the corporate general partner, which owned 14.70% of S.V.G. Properties, L.P. Santoro then entered into negotiations with the U.S. Department of Housing and Urban Development (HUD) to renegotiate the terms of the first mortgage. A Provisional Workout Agreement (the "Agreement") was agreed to and became effective on January 1, 1994, whereby HUD agreed not to take any action as a result of the default, provided that the mortgagor remit the minimum monthly payment and satisfactorily performed the other requirements of the agreement. The agreement provided for a minimum monthly payment of $24,000 ($288,000/yr.) in 1994 increasing to $34,000 per month ($408,000/yr.) in 2002.

During March of 1994, HUD announced that it planned to sell the large backlog of mortgage loans that reverted to the Federal Housing Administration (FHA) when borrowers defaulted on FHA insured mortgages.

On September 18, 1996, the Company was notified that the mortgage on the Property was sold to Resource Properties XXIII, Inc. ("RPI"). Shortly thereafter, the Partnership entered into an agreement with RPI whereby RPI agreed to recast the existing $3,490,419 debt to RPI as part of a proposed refinancing.


On September 19, 1997, the Partnership completed the refinancing of its long term debt. The refinancing completed the first objective of the Partnership's long term business plan. Below is a summary of the significant financial terms of the refinancing (rounded to the nearest $1,000):
                                                Before             After
                                             Refinancing        Refinancing
                                             -----------        -----------
Total long term debt                          3,595,000         3,578,000
Annual debt service (1998)                      342,000           326,000
Annual interest expense (1998)                  331,000           296,000
Funded expense escrows                           10,000            99,000
Effective interest rate                            9.2%              8.3%
Maturity                                         7 years         10 years+/-

As a result of the refinancing, long term debt decreased by $17,000, annual debt service decreased by $19,000, annual interest expense decreased by $35,000, and funded cash reserves to cover anticipated future expenses such as taxes, capital replacements and insurance increased by $89,000. Below is a more detailed analysis of long term debt as of September 19, 1997.

                                  Principal     Annual           Annual
                                                Debt Service     Interest
                                                Principal
                                                plus interest
                                  -----------------------------------------
New first Mortgage (Merrill)
  (7.78%) (10 years)              2,500,000     215,544          194,500
New second mortgage (RPI)
  (9.28%) (25 years)                927,672      95,568           86,088
New subordinate debt (Santoro)
   (10.0%)(2 years)                 150,000      15,000           15,000
                                  ---------     -------          --------
                                  3,577,672     326,112          295,588


For more information, see Financial Statements

The Company plans to seek new capital to reduce total debt and to seek strategic acquisitions to enhance shareholder value.


Investment Policies
--------------------

The Company intends to acquire additional single family and multi-family residential properties in the future, as well as undeveloped acreage. The target price per apartment unit is $28,000 and the geographic area shall be Eastern Pennsylvania, Delaware, and Southern New Jersey. There is no assurance that properties meeting such criteria can be acquired by the Company or that such acquisitions will be profitable. Also, investments may be made in properties which do not meet the above criteria upon what the Company believes to be favorable investment opportunities, such as purchasing properties that are distressed, at sheriff sales and/or tax sales, and the like. The Company does not have a fixed time frame for the acquisition of additional properties, but reviews potential acquisitions on an ongoing basis. The Company does not currently have any specific plans for acquisitions, and no potential acquisitions are currently under review. The Company is currently focused on using its cash flow from operations, if any, to reduce debt, with the remainder being reinvested in its existing property.

The Company manages its properties utilizing its own personnel who are employed either directly or as subcontractors.

The Company intends to finance its future acquisitions through the use of its own equity and initial acquisition debt up to 100% of the cost of the property, including anticipated improvements. There is no limit as to the number or amount of mortgages which may be placed on each property. It is the Company's stated long term goal to reduce overall debt to no greater than 80% of the market value of the Company's real estate holdings.

The Company's policy is to acquire assets for income, with capital appreciation being anticipated, but secondary to current income.

The Company has no limit as to the percentage of its assets which may be invested in any particular property.

The Company may invest in mortgages or other debt securities, including real estate tax liens, and there are no restrictions on such investments except that such debt securities or liens shall be secured by residential real estate or unimproved acreage. The Company does not intend to originate or warehouse mortgages, for purposes of sale or servicing.

The Company may invest in direct or indirect interests in residential real estate and unimproved land, including fee simple ownership, general or limited partnership interests, listed or not listed common or preferred stock in real estate companies or REITS which invest in residential real estate. There are no restrictions on such investments, except that the Company will not invest in a transaction or a series of transactions which will require registration as an Investment Company under the Investment Company Act of 1940.

The Company, at the discretion of the Board of Directors, may change the above outlined investment objectives and criteria or the policies listed below as it deems appropriate and in the best interests of the Company.

In order to carry out its investment policies outlined above, the officers of the Company, with the approval of the directors, and without a vote of security holders except when required by state or federal statutes, may:

     1.   Issue senior securities
     2.   Borrow money
     3.   Make loans to other persons
     4. Invest in securities of other issuers for the purpose of exercising control
     5.   Underwrite securities of other issuers
     6.   Engage in the purchase and sale of real estate investments
     7.   Offer its securities in exchange for property
     8.   Repurchase or reacquire its shares or other securities

During the past three years, the Company has not engaged in any of the above listed activities other than the borrowing of approximately $125,000 for equipment and building improvements. Though the officers of the Company are authorized to do so, it is unlikely that the Company will engage in any of the above activities in the foreseeable future other than borrowing money in the ordinary course of business.

The Company will provide directly to its security holders an annual report and proxy statement substantially in the form of a Form 10-KSB filed with the Securities and Exchange Commission. The financial statements in the annual report will be certified by independent public accountants. The Company shall also keep the security holders informed about major developments, either by directly mailing a report to the security holder or through a public press release supported by a Form 8-K, a quarterly report or other filing with the Securities and Exchange Commission.

Industry Overview
------------------

The Company's primary focus is to own and operate apartment complexes. The industry is dominated by numerous small operators. There are several large apartment operators in the area, including the Korman Organization, which operates a 1,500+ unit apartment complex, International City, which competes with the Company's existing complex. The Company believes the industry is highly competitive.


Apartment complexes in the area similar to the one owned by the Company have the following profiles:
                                                Company         Company
  Rents per month                Typical        12/31/00        12/31/99
  -------------------------      -------        --------        --------

  Studio                        $375 - $495        $420          $405
  One bedroom                   $499 - $650        $545          $520
  Two bedroom                   $620 - $850        $640          $635

  Annual rent increase 1999      1% - 6%          1% - 5%       1% - 2%

  Average occupancy 1999        93% - 97%        93% - 96%     93% - 98%

The information contained in the above table was derived from the following sources:

       1)   The metropolitan Philadelphia Apartment Survey
            By:  Insignia/ESG Capital Advisors, 1998

       2) The March 1999 and March 2000 CB Richard Ellis Rental Survey of Delaware County and Chester County, Pennsylvania

The Company believes that the general market is stable and that its units at current rental rates are in line with competitive complexes in the area.

Because it costs more to build a new apartment unit than to acquire an existing unit and due to lack of suitable construction sites in the area, competition is limited to existing apartment complexes and should be manageable.


Employees
----------

In addition to Harry J. Santoro, the President and Treasurer, and Stephen M. Robinson, the Vice President and Secretary, the Company, including subcontracts, employs five other people on a regular basis who manage and maintain the apartment complex and perform administrative functions.

Facilities
-----------

The Company currently maintains an office in approximately 300 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $300. The building is owned by Harry J. Santoro, President of the Company; however, the Company believes the terms of the lease are at least as favorable as terms available from non-affiliated third parties.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------

The Company intends to target its marketing and business activity to renting apartment units to moderate income people who are not in a position to acquire a home. Based on the Company's own experience over the past five years and a review of market analysis reports published by others, the Company believes there will continue to be a need in the marketplace for moderately priced, well-maintained apartment rental units. This should provide a stable rental income base and allow for future revenue growth through modest rental increases near the rate of inflation.

The Company's long range plan is to reduce debt to around eighty percent of a property's value. To accomplish this, the Company plans to raise additional capital through the sale of its securities in the future.

The Company advertises its units in local newspapers, by direct mail and through promotional programs designed to maintain occupancy at or above 95%.


Results of Operations
----------------------

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.

1999 Compared To 1998

The Company reported total revenues of $808,058 in 1999, compared to $796,855 in 1998, an increase of $11,203, or 1.5%. Several factors accounted for this increase. Occupancy decreased from 96% in 1998 to approximately 95% in 1999.
 The small decrease in occupancy was more than offset by increases in unit rents and tenant fees. The Company believes this was the result of an improving economy, increased advertising, and reflects overall improvement in the desirability of our apartments resulting from increased spending in prior years on previously deferred maintenance.

Total operating expenses increased by $13,199, to $584,006. Administrative expenses increased by $14,073 to $151,100. In 1999, there was an increase in administrative expenses related to the operations of the apartment complex. Utilities expenses increased from $79,750 in 1998 to $84,487 in 1999 due primarily to an unusually mild winter in 1998. Operating and maintenance expenses declined from $128,704 in 1998 to $112,717 in 1999. Decreases in material costs and subcontracts caused the decline. Taxes and insurance increased by $2,990, reflecting higher insurance premiums. Depreciation and amortization increased by $7,386 to $115,946 as a result of recent capital improvements being depreciated.

Interest expense increased from $297,549 in 1998 to $305,199 in 1999, due to an increase in the total debt outstanding. The debt was incurred for property an equipment.

Net loss increased from $70,356 in 1998 to $79,292 in 1999. The Company reported a basic net loss of ($.04) per share in 1999, compared to a basic net loss of ($.04) per share in 1998.


Six Months Ending June 30, 2000 Compared to June 30, 1999

The Company reported total revenues of $416,111 and $396,554 in 2000 and 1999, respectively, an increase of $19,557 or 5%. Occupancy was approximately 95% and 94%, respectively. The higher occupancy and a small increase in the average unit rental rate resulted in the increase in rental revenue.

Total operating expenses increased slightly from $294,200 in 1999 to $298,664 in 2000.

Administrative expenses decreased to $75,611 in 2000 from $76,226 in 1999. Utilities decreased by $3,360. Operating and maintenance expense increased from $53,070 in 1999 to $53,293 in 2000. Taxes and insurance increased by $2,996, primarily due to expanded insurance coverage and a switch from subcontractors to employees. Depreciation increased by $5,220 to $59,088 in 2000, reflecting recent capital improvements being depreciated. Operating income increased from $102,354 in 1999 to $117,447 in 2000, primarily due to the increases in total revenues discussed above.

Net interest expense increased by $1,336 from $151,685 in 1999 to $153,021 in 2000.

Net loss decreased from ($49,331) in 1999 to ($35,574) in 2000. Basic net loss per share was ($.01) in 1999 and ($.01) in 2000.

The prior five year rental history is summarized as follows:

          Gross Potential Rents    Occupancy        Average Annual Rent
Year  (Exclusive of other income)  Percentage        per square foot
-----  -------------------------   ----------       --------------------
1995       $763,181                 95                 $9.74
1996       $775,730                 93                 $9.90
1997       $783,367                 93                $10.00
1998       $797,894                 96                $10.18
1999       $813,946                 95                $10.39

No tenant occupies more than 10% of the leased space. Substantially all leases are for one year or less, and are for residential dwelling units. A sixty day notice is required for termination. Substantially all of the leases expire within one year as is typical for apartment leases.

The Company is taxed as a C-corporation for federal and state income tax purposes. As such, the Company will pay taxes on its net income as defined by the Internal Revenue Code. No tax attributes of the Company flow through to the shareholders except for the regular taxation of dividends paid, if any.

Liquidity and Capital Resources
--------------------------------

At December 31, 1998 the Company had a deficit in working capital of $77,905 including cash held in escrow for anticipated future expenses. At December 31, 1998, the Company had a deficit working capital of $118,202.

On December 31, 1997, the Company had $61,080 in cash. During the year ending December 31, 1998, the Company received $26,900 in net proceeds from short term debt and $12,000 contributed capital. Operations provided an additional $39,999 in cash. The Company used $42,761 to purchase property and equipment and reduced mortgage indebtedness by $32,139. The net increase in cash for the year was $3,999. The Company had $65,079 in cash on December 31, 1998, exclusive of $52,799 cash held in escrow accounts.

During the year ending December 31, 1999, the Company realized $25,447 in net proceeds from notes payable, and $12,000 in contributed capital. Operations provided an additional $36,518. The Company used $34,894 to repay mortgage notes payable. The Company used $26,875 to purchase property and equipment. The net increase in cash for the year was $12,196. The Company had $77,275 in cash on December 31, 1999, exclusive of $51,581 cash held in escrow accounts.

During the six months ending June 30, 2000, the Company received $2,742 in proceeds from notes payable net of repayments, and $6,000 in contributed capital. Operations provided another $25,572. The Company used $17,105 to purchase property and equipment, and reduced mortgage debt by $18,553. The net decrease in cash for the period was $1,344. The Company had $75,931 in cash on June 30, 2000, exclusive of $75,557 in cash held in escrow accounts.

The Company's balance sheet is highly leveraged. As discussed previously in this Form 10-SB, the Company plans to reduce this leverage through the current and future equity offerings as well as by funds generated from operations. The Company believes it can support operations and planned capital expenditures for at least twelve months. Thereafter, the Company's continued success will be dependant upon its ability to maintain occupancy at 93% or above and to keep costs under control.

In the event that the Company's plans change or its assumptions change or prove to be inaccurate, the Company may be required to seek additional financing sooner than currently anticipated. The Company has not identified any potential sources of debt or equity financing and there can be no assurance that the Company will be able to obtain additional financing if and when needed or that, if available, financing will be on terms acceptable to the Company. As a result of the refinancing which occurred on September 19, 1997, the Company anticipates breakeven net cash flow after all scheduled debt service in 2000, including principal payments totaling $37,886 on long term debt. There can be no assurance that the Company will be successful in its efforts to generate sufficient cash flow to meet its scheduled debt service or other cash requirements.

Planned Capital Expenditures
-----------------------------

Replace appliances and equipment                $ 15,000
Replace soffits and fascia, painting               4,000
Grounds, landscaping, etc.                         5,000
                                                --------
Total                                           $ 24,000


All of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.



ITEM 3.  DESCRIPTION OF PROPERTY

The Complex
------------

The Spring Village Apartment complex is a garden-type apartment complex consisting of seven buildings containing 60 one-bedroom units, 49 two-bedroom units and 15 studio units, located in Sharon Hill, Delaware County, Pennsylvania. Construction features include brick veneer over concrete block exterior walls, wood frame, asphalt shingle gable roofs, aluminum frame windows and sliding patio doors. Each unit is heated by gas fired hot water baseboard heat. All units have wall mounted air conditioners. The buildings were built in 1966. The quality of construction and current physical condition of the units is believed by the Company to be average. The Company is not aware of any material adverse environmental attributes of the property. There were seven inactive underground storage tanks formerly used to store heating oil for the complex. The tanks were not regulated by the State of Pennsylvania, and were removed during 1997 by a qualified environmental engineering firm.

The current real estate tax assessment equates to a market value of $3,378,870. The assessed value for real estate taxes is $3,378,870 and the real estate taxes paid for 1999 were $89,506. The tax basis as of December 31, 1999 of the Company's buildings and equipment was $3,449,732 and $203,015 respectively, with $1,580,346 in accumulated depreciation. The land has a tax basis of $263,727. Buildings and improvements are depreciated using the straight line method over a 40 year life. Equipment is depreciated using the 150% declining balance method over a 10 year life. The Company owns an 80% partnership interest in the Partnership which owns the property. The Property has been substantially renovated and the Company does not anticipate the need for substantial future renovations other than routine replacements. The Company believes it has adequate insurance coverage.

The Company plans to make the following capital expenditures during the next twelve months:

Replace appliances and equipment                $ 15,000
Replace soffits and fascia, painting               4,000
Grounds, landscaping, etc.                         5,000
                                                --------
Total                                           $ 24,000

All of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.




ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 7, 2000, there will be 2,000,000 shares of common stock outstanding, all held by Apta Holdings, Inc. The following table sets forth the pro forma beneficial ownership of the common stock by each beneficial owner of more than 5% of the outstanding shares thereof, by each director, each nominee to become a director and each executive officer named in the Summary Compensation Table and by all executive officers, directors and nominees to become directors of the Company as a group, after the anticipated spin-off of Gavella shares to the Apta shareholders.

                        #  Shares of
Name and Address of     Common Stock          % Outstanding
Beneficial Owner        Beneficially            Common Stock
                          Owned <F1>        Beneficially Owned
------------------      ---------------     -----------------------
Stephen M. Robinson
172 Tuckerton Road
Medford, NJ   08055          426,893<F2>               21.3%

Harry J. Santoro
215 West Main Street
Maple Shade, NJ 08052        338,164<F3>               16.9%

Apta Holdings, Inc.
215 West Main Street
Maple Shade, NJ 08052        482,000<F4>               24.1%

All Directors and
Officers as a
group (2 persons)            1,247,057<F5>             62.4%

-----------------

<F1>
  Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

<F2>
  Includes 132,500 shares held by Theodora T. Robinson, wife of Stephen M. Robinson.

<F3>
  Includes 45,000 shares held by Donna M. Santoro, wife of Harry J. Santoro, and 37,500 shares held by H. James Santoro, Inc., a company controlled by Harry J. Santoro.

<F4>
  Apta Holdings, Inc. is a corporation controlled by Harry J. Santoro and Stephen M. Robinson, the President/Treasurer and Vice President/Secretary, respectively, of the Company.

<F5>
  Includes the shares beneficially controlled by Stephen M. Robinson and Harry J. Santoro in Apta Holdings, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of the Company's current Executive Officers and Directors, together with all positions and offices held with the Company by such Executive Officers. Officers are elected to serve until the meeting of the Board of Directors following the next Annual Meeting of Shareholders or until their successors have been elected and have qualified.

                              Age               Title
                              ----              ------
Harry J. Santoro, CPA          47               President, Treasurer and
                                                Director

Stephen M. Robinson, Esq.      58               Vice President, Secretary
                                                and Director


Harry J. Santoro.   Mr. Santoro is 47 years old and holds a Bachelor of
Science Degree in Accounting from Drexel University, Philadelphia, PA, where he graduated Summa Cum Laude. He began work in 1975 with Haefele, Van Sciver & Co., a local certified Public Accounting firm. Three years later he became a Certified Public Accountant and was made a partner in the firm. The firm's name was changed to Haefele, Van Sciver, Santoro & Co. While at the firm he provided tax and financial planning services to individuals and businesses in a wide range of industries, including real estate development. He left the firm in 1982 to form a consulting company and to invest in real estate. He is currently engaged in real estate development and apartment management as principal and President of H. James Santoro, Inc. as well as the Company.
He also offers consulting services related to mergers and acquisitions.

Stephen M. Robinson. Mr. Robinson, who is 58 years old, is admitted to practice law in the State of New Jersey, and maintains a full time legal practice concentrating on corporations, securities and associated general practice matters. He received a B.A. from Rutgers University in 1964 and a J.D. from Rutgers Law School in 1967. From 1970 to 1973, Mr. Robinson was an assistant county prosecutor for Camden County, New Jersey, and from 1973 to 1978, he was an attorney with the United States Securities and Exchange Commission. He returned to private practice in 1978, and has been continuously involved in the legal aspects of public and private offerings of securities, other '33 Act filings,'34 Act filings for public companies and securities-oriented litigation. During the period from 1986 through 1992, Mr. Robinson was a shareholder of the law firm of Robinson & Sacharow, P.C.,
located in Maple Shade, New Jersey.   Mr. Robinson left such firm in 1992,
and opened Stephen M. Robinson, P.A. at 172 Tuckerton Road, Medford, New Jersey where he continues his securities practice.

All directors hold office until the next annual meeting of stockholders or the election and qualification of their successors. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers for each of the Registrant's last three completed fiscal years, including compensation paid by Apta Corp., the Company's predecessor.


                         EXECUTIVE COMPENSATION SUMMARY TABLE

                                      Annual Compensation

Name and                              Stock                   Other Annual
Principal Position     Year   Salary  Options    Bonus        Compensation
-------------------    ----   ------  -------    ------       ------------
Harry J. Santoro,      1997  $25,000        0       0           $37,197  (1)
President, Treasurer   1998     0           0       0           $39,874  (1)
                       1999     0           0       0           $45,000  (1)



Stephen M. Robinson,   1997  $50,000        0       0           $15,488 (2)
VP, Secretary          1998     0           0       0            25,660 (2)
                       1999     0           0       0                 0


-----------------
(1) *SVG Properties, L.P. entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex. Such agreement is currently in effect on a month to month basis, and may be terminated when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with RPI. H. James Santoro, Inc. received in 1999 and 1998, respectively, $45,000 and $39,874 pursuant to such agreement. Mr. Santoro owns 100% of H. James Santoro, Inc.

(2)  Includes fees payable to Stephen M. Robinson, P.A. as corporate counsel.


Employment and Consulting Agreements
-------------------------------------

There are no employment agreements with the officers of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SVG Properties, L.P. entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex. Such agreement is currently in effect on a month to month basis, and may be terminated when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with RPI. H. James Santoro, Inc. received in 1999 and 1998, respectively, $45,000 and $39,874 pursuant to such agreement. Mr. Santoro owns 100% of H. James Santoro, Inc.

The Company currently maintains its principal executive offices in
approximately 300 square feet of leased office space at 215   West Main
Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $300. The building is owned by Harry J. Santoro, President of the Company; however, the Company believes the terms of the lease are at least as favorable as terms available from non-affiliated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 3,000,000 shares of common stock, par value $.001 per share ("Common Stock"). There are currently 2,000,000 shares of common stock issued and outstanding.

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. Currently, officers and directors own 55.3% of issued and outstanding common stock of the Company (see Item 4, "Security Ownership of Certain Beneficial Owners and Management.")

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

       (a) Market Information. There is no public trading market for the common stock of Gavella, and no stock certificates have been distributed to the Gavella shareholders pending notification by the SEC staff that there are no further comments with respect to this Form 10-SB. The common stock of Apta Corp., the Company's predecessor, was quoted on the OTC Bulletin Board under the symbol "APTA". However, the market for Apta common stock was sporadic and thinly traded, and the price range of the common stock was $.50 to $.625 per share.

       (b) Holders. As of August 7, 2000, there will be 2,000,000 shares of common stock outstanding, all held by Apta Holdings, Inc. Subsequent to the anticipated spin-off, there will be approximately 459 holders of record of Gavella common stock. The Company estimates that there will also be at least another 75 shareholders whose stock is held in street name.

       (c) Dividends. Neither Gavella nor its predecessor Apta has declared or paid any cash dividends on its common stock. Gavella presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of the Company's business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of the Company, and such other factors as the Board of Directors may deem relevant.

       (d) Options.  There are no options outstanding.

       (e) 144 Shares. As of August 7, 2000, there will be 2,000,000 shares of common stock outstanding, all held by Apta Holdings, Inc. Subsequent to the anticipated spin-off, of the 2,000,000 outstanding shares, 1,247,057 shares will be held by affiliates of the Company. All but 694,500 of these shares will have been held more than one year and are subject to the
restrictions set forth in rule 144 for shares held by affiliates.   All but
305,500 of the remaining 752,943 shares will be deemed to have been held for more than one year.


ITEM 2.  LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

None


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB.


            Gavella Corp. (PREDECESSOR) AND SUBSIDIARIES

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 1999 and 1998

Consolidated Statements of Operations for the years ended December 31, 1999 and 1998

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998

Notes to Financial Statements


              GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARIES


Consolidated Balance Sheets as of June 30, 2000 and 1999 (unaudited)

Consolidated Statements of Operations for the six months ended June 30, 2000 and 1999 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2000 and 1999 (unaudited)

Notes to Financial Statements

                        GAVELLA CORP. (PREDECESSOR)
                              AND SUBSIDIARY

                     CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999 AND 1998



                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                    CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998


                            TABLE OF CONTENTS


                                                  Page


Independent Auditors' Report                                  1


Consolidated Financial Statements

  Consolidated Balance Sheets                                 2


  Consolidated Statements of Operations and Deficit           3


  Consolidated Statements of Cash Flows                     4 - 5


Notes to Consolidated Financial Statements                  6 - 14



INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Gavella Corp. and Subsidiary


     We have audited the accompanying consolidated balance sheets of GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY as of December 31, 1999 and 1998, and the related consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                              HAEFELE, FLANAGAN & CO.,p.c.


Moorestown, New Jersey
July 10, 2000

                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31, 1999 AND 1998



                                      ASSETS

                                           1999              1998
                                               -----------        -----------

Rental property, net (Notes 3 & 4)             $ 3,267,528        $ 3,320,777
Cash (Note 3)                                       77,275             65,079
Cash held in escrow (Notes 3 & 5)                   51,581             52,799
Accounts receivable                                 12,986             10,529
Prepaid expenses                                    52,603             49,828
Deferred financing costs, net (Note 3)              66,891             75,531
                                               -----------        -----------
    Total Assets                               $ 3,528,864        $ 3,574,543
                                               ===========        ===========


                                LIABILITIES AND DEFICIT


Liabilities
  Mortgage notes payable (Note 6)               $3,355,535        $ 3,390,429
  Notes payable (Note 7)                           271,529            218,900
  Accrued interest                                  41,636             41,876
  Accounts payable                                  17,270             21,845
  Accrued expenses                                  20,773             25,655
  Security deposits payable (Note 3)                69,284             56,407
  Other liabilities                                  4,269              3,571
                                               -----------        -----------
     Total Liabilities                           3,780,296          3,758,683

Minority Interest                                      -0-                -0-

Deficit                                      (     251,432)    (     184,140)
                                               -----------        -----------
     Total Liabilities and Deficit              $3,528,864        $ 3,574,543
                                               ===========        ===========


The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                               1999          1998
                                                 -----------      -----------

Revenues
  Rental real estate                              $  808,058      $   796,855
                                                 -----------      -----------
    Total revenues                                   808,058          796,855

Operating expenses
  Administrative expenses                            151,100          137,027
  Utilities expense                                   84,487           79,750
  Operating and maintenance                          112,717          128,704
  Taxes and insurance                                119,756          116,766
  Depreciation and amortization                      115,946          108,560
                                                 -----------      -----------
     Total operating expenses                        584,006          570,807

Operating income                                     224,052          226,048

Other income (expense)
  Interest income                                      1,855            1,145
  Interest expense                              (    305,199)  (
297,549)
                                                 -----------      -----------
      Total other income (expense)              (    303,344)  (     296,404)
                                                 -----------      -----------
Net loss                                        (     79,292)    (    70,356)

Accumulated deficit - beginning                 (    184,140)    (   125,784)

Contributed additional capital                        12,000           12,000
                                                 -----------      -----------
Accumulated deficit - ending                     ($  251,432)    ($  184,140)
                                                 ===========      ===========


Basic net loss per share (Notes 1 and 3)
  Net loss - pro forma                           ($      .04)    ($      .04)
                                                 ===========      ===========

Average number of common shares outstanding -
  Basic - pro forma                                2,000,000        2,000,000
                                                 ===========      ===========


The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                 GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                              1999               1998
                                                 -----------      -----------
Cash flows from operating activities:
  Net loss                                       ($   79,292)     ($  70,356)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Depreciation and amortization expense            115,946          108,560
    (Increase) decrease in:
      Accounts receivable                        (     2,457)      (   1,789)
      Prepaid expenses                           (     2,775)           1,707
      Cash held in escrow                              1,218           24,870
     Increase (decrease) in:
      Accounts payable                            (    4,575)           4,432
      Accrued interest                             (     240)          14,679
      Accrued expenses                            (    4,882)        (42,897)
      Other liabilities                                  698        (    130)
      Security deposits payable                       12,877              923
                                                 -----------      -----------
Net cash provided by operating activities             36,518           39,999
                                                 -----------      -----------
Cash flows from investing activities:
  Purchases of property and equipment           (     26,875)     (   42,761)
                                                 -----------      -----------
Net cash used in investing activities           (     26,875)     (   42,761)
                                                 -----------      -----------
Cash flows from financing activities:
  Repayment of mortgage notes payable           (     34,894)     (   32,139)
  Proceeds from short-term debt                       30,000           65,000
  Payments on short-term debt                  (       4,553)     (   38,100)
  Contributed additional capital                      12,000           12,000
                                                 -----------      -----------
Net cash provided by financing activities              2,553            6,761
                                                 -----------      -----------
Increase in cash                                      12,196            3,999

Cash, beginning                                       65,079           61,080
                                                 -----------      -----------
Cash, ending                                      $   77,275        $  65,079

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
                                                 1999       1998
                                                 -----------      -----------
Cash paid for interest                            $  305,439       $  282,870
                                                 ===========      ===========
Cash paid for income taxes                     $         200    $         200
                                                 ===========      ===========

                 GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION (continued):


                                              1999               1998
                                                 -----------      -----------
Non-cash investing and financing activities:
  Property and Equipment
     Purchases of property and equipment          $   54,057       $   42,761
     Debt incurred                               (    27,182)            -0-
                                                 -----------      -----------
     Cash paid for purchases of
        property and equipment                    $   26,875       $   42,761
                                                 ===========      ===========
































The accompanying notes are an integral part of these consolidated financial statements. Specific reference is made to Note 1 where the basis of presentation for these financial statements is described.

                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998

Note 1 - Organization and Basis of Presentation

     On June 21, 2000, Gavella Corp.  ("Gavella")  was formed for the purpose of effectuating a spin-off of the real estate operations of APTA
Holdings, Inc. ("APTA").   APTA is a financial services holding company.
Through its subsidiaries, APTA is engaged in two lines of business: owning and operating income-producing real estate, and the originating and servicing of loans to businesses and consumers, generally secured by real estate or other assets.

     On August 7, 2000, APTA intends to transfer all of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc. to Gavella in exchange for 2,000,000 shares of $.001 par value Gavella common stock.

     The accompanying consolidated financial statements are for the periods prior to the spin off and include only the assets and liabilities contributed by APTA as described above. These financial statements have been prepared using APTA's historical basis of the assets and liabilities and the historical results of operations and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable for subsidiaries to be spun off. These rules stipulate that statements shall be prepared as if the entity had existed prior to the existence of the new company. Such statements are not those of a real entity, but describe a hypothetical "accounting predecessor" to Gavella Corp. The financial statements presented include the operations of the Company's predecessor prior to the spin-off, and have been accounted for in a manner similar to that of a pooling of interests.

     In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses incurred on behalf of the accounting predecessor by APTA. Management has allocated such expenses based on its best estimate of actual time and effort expended for the benefit of Gavella Corp., and believes such allocation to be reasonable. Additional corporate overhead expenses of $12,000 per year have been allocated to Gavella and are included in administrative expenses in the accompanying consolidated statement of operations and deficit with the offsetting credit amount reflected as contributed additional capital.

Net loss per Share - Pro Forma

     Net loss per share has been computed giving effect to the issuance of 2,000,000 shares of Gavella Corp. for APTA's investment in Spring Village Holdings, Inc. Accordingly, weighted average common shares outstanding have been computed based on the hypothetical shares outstanding of Gavella Corp. for the respective period. Calculated earnings per share may not be representative of earnings per share subsequent to the transfer of the assets and liabilities from APTA since the level of other expenses incurred by Gavella Corp. may be higher than was incurred on a historical basis.

                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998


Note 2 -Nature of Operations

     The assets acquired by Gavella was APTA's wholly owned subsidiary, Spring Village Holdings, Inc. The following discussion includes the business of the subsidiary and incorporates the prior activities of APTA.

     On December 31, 1995, the Company acquired, through its wholly owned subsidiary Spring Village Holdings, Inc., an 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments), which owns a 124 unit residential apartment complex in Sharon Hill, Pennsylvania. Spring Village Holdings, Inc. directly manages the business activities of the partnership. The Company's 80% partnership interest is comprised of a 4.5% general partnership interest and 75.5% limited partnership interest. The remaining 20% limited partnership interests are held by unrelated individuals. The terms of the partnership agreement provide that ownership of capital and allocation of net profits or losses and distributions of cash flow are to be in proportion to each partner's interest.

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Gavella Corp. (Predecessor), and its wholly owned subsidiary, Spring Village Holdings, Inc. Spring Village Holdings, Inc. is the sole general partner of SVG Properties, L.P. and completely controls the partnership. Accordingly, the accounts of Spring Village Holdings, Inc. include its 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.

     For financial reporting purposes, the assets, liabilities, results of operations and cash flows of the partnership are included in the Company's consolidated financial statements. The outside investors' limited partnership interests have been reflected as minority interests.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998


Note 3 - Summary of Significant Accounting Policies (continued)


Rental Real Estate Revenues

     Rental real estate revenues include rental income and fees earned from tenants for late charges, laundry income and other housing related services. Tenant fees for the years ended December 31, 1999 and 1998 were $33,561 and $31,387.

     The Company earns rental income under operating lease agreements with tenants. Rental income is recognized on a straight-line basis over the applicable lease term. The associated fees and other income are recognized as earned.

Rental Property

     Rental property is recorded at cost. Depreciation is provided using the straight-line method over its estimated useful life. The estimated useful lives of the major classes of rental property, as determined by the Company's management, are as follows: buildings and improvements - 40 years, building equipment - 10 years, office equipment - 5 years, transportation equipment - 5 years, furniture and fixtures - 3 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

     The Company reviews the carrying value of the rental property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. Based on these reviews, there were no adjustments to the carrying value of long-lived assets for the years ended December 31, 1999 and 1998.

Cash Held in Escrow

     Cash held in escrow includes amounts held by the lender to provide funds necessary for the payment of taxes, insurance, replacements and other specified capital expenditures of the Spring Village Apartments.

Deferred Financing Costs

     Deferred financing costs, consisting primarily of debt issue costs, are amortized using the straight-line method over ten years, the term of the related debt. Amortization expense for the years ended December 31, 1999 and 1998 was $8,640 and $8,640. Accumulated amortization as of December 31, 1999 and 1998 was $19,440 and $10,800.



                                     F-8
                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998

Note 3 - Summary of Significant Accounting Policies (continued)

 Organization Costs

     Organization costs were amortized on a straight-line basis over five years. Amortization expense for the years ended December 31, 1999 and 1998 was $-0- and $1,500. Accumulated amortization as of December 31, 1999 and 1998 was $2,500.

Security Deposits Payable

     Security deposits payable represent amounts received from tenants and are included in cash on the accompanying balance sheet. As of December 31, 1999 and 1998, the tenant security deposits are fully funded. Tenant security deposits are guaranteed by a stockholder.

Advertising

     The Company expenses all advertising as incurred. Direct response advertising for which future economic benefits are probable and specifically attributable to the advertising is not material. Advertising expense for the periods ended December 31, 1999 and 1998 was $15,056 and $10,493.

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred asset or liability is determined based on differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.

Net Loss Per Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding each period and excludes any dilutive effects of options, warrants, and convertible securities. Dilutive earnings per share is computed giving effects to dilutive stock equivalents. The Company had no potential common shares at December 31, 1999 and 1998.


                                 F-9



                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998

Note 3 - Summary of Significant Accounting Policies (continued)


Fair Value

     The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of the Company's financial instruments, excluding debt, approximate fair value due to the short maturity of these instruments. The Company's debt approximates fair value based on borrowing rates currently available to the Company.


Statement of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a term to maturity of three (3) months or less at the time of acquisition to be cash equivalents.


Note 4 - Rental Property

     Rental property at December 31, 1999 and 1998 consisted of the following:

                                        1999           1998
                                            --------------   ---------------


Land                                        $   292,792         $   292,792
Building and improvements                     3,186,821           3,176,945
Building equipment                              108,083              98,709
Office equipment                                 31,625              29,000
Transportation equipment                         32,182                -0-
Furniture and fixtures                            3,516               3,516
                                            ------------       -------------
                                              3,655,019           3,600,962
Less accumulated depreciation             (     387,491)      (     280,185)

Rental property, net                         $3,267,528          $3,320,777
                                            ============       =============


     Depreciation expense for the periods ended December 31, 1999 and 1998 was $107,306 and $98,420.



                                      F-10


                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998


Note 5 - Cash Held in Escrow

     Cash held in escrow at December 31, 1999 and 1998 consisted of the following:

                                             1999          1998
                                              ---------------    -------------
Mortgage escrow deposits                       $      39,127       $   38,628
Reserve fund for replacements                         10,496           12,121
Specified work escrow                                  1,958            2,050
                                              ---------------    -------------
                                               $      51,581       $   52,799
                                              ===============    =============

Note 6 - Mortgage Notes Payable

     Mortgage notes payable at December 31, 1999 and 1998 consisted of the following:

                                                1999        1998
                                                    ------------   -----------

Mortgage note payable to First Union National
  Bank in monthly installments of $17,962 including
  interest at 7.78%, due October 2007, secured by
  first mortgage on rental property, assignment of
  Leases, rents and security deposits, substantially
  all assets of a subsidiary, and a limited payment
  and performance guaranty of a stockholder           $2,450,506   $2,474,384


Mortgage note payable to Resource Properties,
  Inc. ("RPI") in monthly installments of $7,964
  including interest at 9.28%, (or 100% of the
  subsidiary's net cash flow, as defined in the
  agreement, if less), due October 2022, secured
  by second mortgage on rental property and
  the common stock of a subsidiary                       905,029      916,045
                                                    ------------   -----------
                                                      $3,355,535   $3,390,429
                                                    ============   ===========

     RPI was granted an option to purchase the rental property for $1.00 subject to the first and second mortgages in the event of default.

                                      F-11


                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998

Note 6 - Mortgage Notes Payable (continued)

Maturities of mortgage notes payable as of December 31, 1999 are as follows:

          2000                $     37,886
          2001                      41,136
          2002                      44,669
          2003                      48,506
          2004                      52,676
          Thereafter             3,130,662
                                ------------
                                  $3,355,535
                                ============
Note 7 - Notes Payable

     Notes payable at December 31, 1999 and 1998 consists of the following:

                                                1999        1998
                                                     -----------  -----------
Note payable to bank in monthly payments of
  $563 including interest at 8.75%, due on
  October 2004, secured by transportation equipment  $    26,529   $    -0-

Note payable to related parties with interest at
  12%, due on demand, unsecured                           95,000      68,900

Note payable to stockholder in monthly payments
  of $1,688 (or net cash flow after all debt service
  of a subsidiary, if less), bears interest at 12%, due
  December 31, 2000, unsecured (See Note 6)              150,000     150,000
                                                     -----------  -----------
                                                      $  271,529   $ 218,900
                                                     ===========  ===========

   Maturities of note payable to bank at December 31, 1999 are as follows:

              2000                                $      4,617
              2001                                       5,038
              2002                                       5,496
              2003                                       5,997
              2004                                       5,381
                                                   ------------
                                                   $    26,529
                                                   ============

     Interest expense payable to stockholders and related parties in 1999 and 1998 was $28,750 and $18,800. Accrued interest of $18,750 was payable to stockholders and related parties at December 31, 1999 and 1998.


                                       F-12
                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998


Note 8 - Income Taxes

     The Company's provision for income taxes for the years ended December 31, 1999 and 1998 consists of the following:

                                   1999           1998
                                          ----              ----
          Current
            Federal                 -0-            -0-
            State                   -0-            -0-
          Deferred                  -0-            -0-
                                   -----               -----
                                   $-0-           $-0-
                                   =====               =====


     The income tax provision for continuing operations varied from the federal statutory tax rate as follows for each year:

                                   1999           1998
                                          ----              ----
          U.S. Statutory Rate      (15%)               (15%)
          State income taxes       ( 9%)               ( 9%)
          Valuation allowance       24%            24%
                                   -----               -----
                                     0%             0%
                                   =====               =====

     Deferred income taxes (benefit) reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating losses that are available to offset future taxable income. Significant components of the Company's deferred tax assets at December 31, 1999 and 1998 are as follows:
                                   1999           1998
                                          ----              ----
          Net operating loss
            carryforwards               $116,000       $ 96,000
          Valuation allowance      (116,000)       (96,000)
                                   ---------      ---------
                                   $      0       $      0
                                   =========      =========

     Based on the Company's history of recurring losses, there is uncertainty as to the realization of the net operating loss carryforwards. Accordingly, a valuation allowance has been provided for those deferred tax assets which management believes it is more likely than not that the tax benefit will not be realized. At December 31, 1999, the Company has approximately $480,000 of net operating loss carryforwards to offset future taxable income for both federal and state income tax purposes, expiring in various years through 2019 for federal purposes and 2006 for state purposes.

                                     F-13
                GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1999 AND 1998



Note 9 - Related Party Transactions

Management of Rental Property

     A company, which is owned by a stockholder, provides certain management and administrative services to the Company. Management fees for the years ended December 31, 1999 and 1998 were $45,000 and $39,874. Included in the accrued expenses are management fees payable of $3,750 and $3,493 at December 31, 1999 and 1998.

Leases

     The Company leases its office space from a company that is owned by a stockholder. Monthly rental payments are $150 per month. Rent expense for the years ended December 31, 1999 and 1998 was $1,800 and $1,800.























                                   F-14

                          GAVELLA CORP. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                            JUNE 30, 2000 AND 1999

                                  (UNAUDITED)




                                     ASSETS


                                 2000            1999



Rental property, net              $ 3,229,865        $ 3,282,045
Cash                                   75,931             61,399
Cash held in escrow                    75,557             72,905
Accounts receivable                     5,012                890
Prepaid expenses                       26,944             24,686
Deferred financing costs, net          62,571             71,211
                                  -----------        -----------


     Total Assets                 $ 3,475,880        $ 3,513,136
                                  ===========        ===========



                            LIABILITIES AND DEFICIT

Liabilities
  Mortgage notes payable           $3,336,982        $ 3,373,341
  Notes payable                       274,271            225,000
  Accrued interest                     41,636             41,876
  Accounts payable                      9,540             14,091
  Accrued expenses                     20,811             24,914
  Security deposits payable            73,646             61,385
                                  -----------        -----------
     Total liabilities              3,756,886          3,740,607

Minority interest                         -0-                -0-

Deficit                         (     281,006)    (      227,471)
                                  -----------        -----------

   Total Liabilities
          and Deficit              $3,475,880        $ 3,513,136
                                  ===========        ===========





                                   F-15



                  GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                (UNAUDITED)



                                         2000               1999
                                     -----------         -----------
Revenues
  Rental real estate                 $   416,111         $   200,671
                                     -----------         -----------
     Total revenues                      416,111             200,671

Operating Expenses
  Administrative expenses                 75,611              76,226
  Utilities expense                       48,337              51,697
  Operating and maintenance               53,293              53,070
  Taxes and insurance                     62,335              59,339
  Depreciation and amortization           59,088              53,868
                                     -----------         -----------
     Total operating expenses            298,664             294,200
                                     -----------         -----------

Operating income                         117,447             102,354

Other income (expense)
  Interest income                          1,264                 806
  Interest expense                   (   154,285)        (   152,491)
                                     -----------         -----------

      Total other income (expense)   (   153,021)        (   151,685)
                                     -----------         -----------

Net loss                             (    35,574)        (    49,331)

Accumulated deficit - beginning       (  251,432)        (   184,140)

Contributed additional capital             6,000               6,000
                                     -----------         -----------
Accumulated deficit - ending        ($   281,006)       ($   227,471)
                                     ===========         ===========
Basic net loss per share -
   pro forma                           ($    .01)           ($   .01)
                                     ===========         ===========


Average number of common
      shares outstanding -
  Basic - pro forma                    2,000,000           2,000,000
                                     ===========         ===========


                                   F-16


                 GAVELLA CORP. (PREDECESSOR) AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                (UNAUDITED)

                                                         2000         1999
                                                    -----------    ----------
Cash Flows From Operating Activities:
  Net loss                                          ($   35,574)   ($  49,331)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization expense                59,088        53,868
    (Increase) decrease in:
      Accounts receivable                                 7,974         9,639
      Prepaid expenses                                   25,569        25,142
      Cash held in escrow                            (   23,976)   (   20,106)
     Increase (decrease) in:
      Accounts payable                               (    7,730)   (    7,754)
      Accrued expenses                                       38    (      741)
      Other liabilities                              (    4,269)   (    3,571)
      Security deposits payable                           4,362         4,978
                                                    -----------    ----------
Net cash provided by operating activities                25,572        12,124
                                                    -----------    ----------
Cash Flows From Investing Activities:
  Purchases of property and equipment               (    17,105)   (   10,816)
                                                    -----------    ----------
Net cash used in investing activities               (    17,105)   (   10,816)
                                                    -----------    ----------
Cash Flows from Financing Activities:
  Repayment of mortgage notes payable                (   18,553)    (  17,088)
  Repayment of short-term notes                      (    2,258)    (   3,900)
  Proceeds from notes payable                             5,000        10,000
  Contributed additional capital                          6,000         6,000
                                                    -----------    ----------
Net cash provided by
   (used in) financing activities                    (    9,811)    (   4,988)
                                                    -----------    ----------
Increase (decrease) in cash                          (    1,344)    (   3,680)

Cash, beginning                                          77,275        65,079
                                                    -----------    ----------
Cash, ending                                         $   75,931    $   61,399
                                                    ===========    ==========

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest                               $  154,285    $  152,491
                                                    ===========    ==========
                                   F-17

                     GAVELLA CORP. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999

                              (UNAUDITED)
Note 1 - Organization

    On June 21, 2000, Gavella Corp. ("Gavella") was formed for the purpose of effectuating a spin-off of the real estate operations of APTA Holdings, Inc. ("APTA"). APTA is a financial services holding company. Through its subsidiaries, APTA is engaged in two lines of business: owning and operating income-producing real estate, and the originating and servicing of loans to businesses and consumers, generally secured by real estate or other assets.

On August 7, 2000, APTA transferred all of the assets and liabilities of its 100% wholly owned subsidiary, Spring Village Holdings, Inc. to Gavella in exchange for 2,000,000 shares of $.001 par value Gavella common stock.

Note 2 - Summary of Significant Accounting Policies

     The summary of significant accounting policies is included in the notes to the consolidated financial statements for the years ended December 31, 1999 and 1998 which were audited and appear in the Form 10SB registration statement filed by the Company.

Note 3 - Unaudited Financial Statements

     The consolidated balance sheet as of June 30, 2000 and 1999 and the related consolidated statements of operations and deficit, and cash flows for the six months ended June 30, 2000 and 1999, and the related information contained in these notes have been prepared by management without audit. In the opinion of management, all accruals (consisting of normal recurring accruals) which are necessary for a fair presentation of financial position and results of operations for such periods have been made. Results for an interim period should not be considered as indicative of results for a full year.

Note 4 - Basis of Presentation

     The consolidated financial statements for periods prior to the spin off include only those assets and liabilities contributed by APTA as described above. These financial statements have been prepared using APTA's historical basis of the assets and liabilities and the historical results of operations and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable for subsidiaries which have been spun off. These rules stipulated that statements shall be prepared as if the entity had existed prior to the existence of the new company. Such statements are not those of a real entity, but describe a hypothetical "accounting predecessor" to Gavella Corp. The financial statements presented include all the operations of the Company as well as the operations of the Company's predecessor prior to the spin-off, and have been accounted for in a manner similar to that in a pooling of interests.


                                   F-17
                     GAVELLA CORP. AND SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 2000 AND 1999

                              (UNAUDITED)



Note 4 - Basis of Presentation (continued)

     In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses which would have been incurred on behalf of the accounting predecessor by APTA. Management has allocated such expenses based on its best estimate of the actual time and effort expended for the benefit of Gavella Corp., and believes such allocation to be reasonable. Additional corporate overhead expenses of $3,000 per quarter have been allocated to Gavella and are included in administrative expenses in the accompanying consolidated statement of operations and deficit with the offsetting credit amount reflected as contributed additional capital.

Net loss per Share - Pro Forma

     Net loss per share has been computed giving effect to the issuance of 2,000,000 shares of Gavella Corp. for APTA's investment in Spring Village Holdings, Inc. Accordingly, weighted average common shares outstanding have been computed based on the hypothetical shares outstanding of Gavella Corp. for the respective period. Calculated earnings per share may not be representative of earnings per share subsequent to the transfer of the assets and liabilities from APTA since the level of other expenses incurred by Gavella Corp. may be higher than was incurred on a historical basis.





















                                   F-18












                               PART III


ITEM 1.  INDEX TO EXHIBITS

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.    Description of Document
-----------    -----------------------


3.01 *       Articles of Incorporation of Gavella Corp.
               dated June 21, 2000

3.02 *       By-laws of Gavella Corp.

10.01*       Agreement and Plan for Corporate Separation between
               Apta Holdings, Inc., Spring Village Holdings, Inc.
               and Registrant

10.02*       Provisional Workout Agreement

10.03*       Agreement with Resource Properties XXIII, Inc.

10.04*       Apartment Management Agreement

10.05*       Fourth Amended and Restated Partnership Agreement of
             S.V.G. Properties, L.P.

10.06* First Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.07* Second Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

10.08* Third Amendment to the Fourth Amended and Restated Partnership Agreement of S.V.G. Properties, L.P.

21.1 *       List of Subsidiaries of Registrant

23.01*       Consent of Haefele, Flanagan & Co., P.C.


--------------
*filed previously

                                    SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Gavella Corp.


                                           /s/ Harry J. Santoro

                                           By:  Harry J. Santoro, President
Date: October 24, 2000